May 9, 2007

Sent through EDGAR

Ms. Regina Balderas

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-3561

Re: Casey’s General Stores, Inc.

    File No. 0-12788

Dear Ms. Balderas:

This will confirm our conversation yesterday, in which you advised that the Company may have until May 24th to respond to the staff’s comment letter of April 26, 2007. As I mentioned on the telephone, I received the staff’s letter in the mail on Monday May 7th, and did not receive the faxed copy that apparently was sent earlier. We would like an opportunity to review our responses to the staff comments with KPMG, and the additional time will enable us to do that. We will certainly attempt to provide our response before May 24th, and very much appreciate the staff’s consideration of our request for additional time.

Yours very truly,

/s/ William J. Walljasper

William J. Walljasper

Senior Vice President and

Chief Financial Officer